UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT 1)*

                               GASCO ENERGY, INC.
                        F/K/A SAN JOAQUIN RESOURCES INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   367220 10 0
                                  -------------
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  MARCH 2, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 367220 10 0                                                PAGE 2 OF 5
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                                  SCHEDULE 13D

      1           NAME OF REPORTING PERSON                      J. TIMOTHY BOWES

                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                  (See Instructions)                                     (b) [ ]

      3           SEC USE ONLY

      4           SOURCE OF FUNDS (See Instructions)
                  SEE ITEM 3

      5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                      [ ]

      6           CITIZENSHIP OR PLACE OF ORGANIZATION
                  CANADIAN

   NUMBER OF
  SHARES BENE-               7                   SOLE VOTING POWER
    FICIALLY                                         150,000
    OWNED BY                                     -----------------
      EACH
    REPORTING                8                   SHARED VOTING POWER
   PERSON WITH                                        42,850
                                                 -------------------
                             9                   SOLE DISPOSITIVE POWER
                                                      150,000
                                                 ----------------------
                            10                   SHARED DISPOSITIVE POWER
                                                       42,850
                                                 ------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
                  SON
                      192,850
                  ------------------------------

     12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                  [ ]

     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          1.5         %
                  --------------------
     14           TYPE OF REPORTING PERSON*
                  IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 5
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





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CUSIP NO. 367220 10 0                                                PAGE 3 OF 5
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ITEM. 1    SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.0001 par value, of Gasco Energy, Inc., formerly San Joaquin Resources Inc. (the "Issuer"). The Issuer's principal executive offices are located at 14 Inverness Drive East, Building H, Suite 236, Englewood, CO 80112.

ITEM 2.    IDENTITY AND BACKGROUND.

The person filing this statement is J. Timothy Bowes. Mr. Bowes is a Canadian citizen. The residence address of Mr. Bowes is 53 Stratford Place, S.W., Calgary, Alberta, Canada T2H 1H7. Mr. Bowes' principal occupation is as President and Chief Executive Officer of Lucre Ventures Ltd., a public oil and gas company listed on the Canadian Venture Exchange.

During the past five years Mr. Bowes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Bowes has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to an unanimous written consent to action of the shareholders of Bowesco Incorporated, dated January 31, 2001, Bowesco transferred 100,000 of the Issuer's common shares to J. Timothy Bowes and 42,850 of the Issuer's common shares to Mr. Bowes' wife, Sharon A. Bowes. Pursuant to the same consent, Bowesco returned 60,430 of the Issuer's common shares to the Issuer for cancellation. The value of the shares returned for cancellation was $0.

On February 8, 2001, Mr. Bowes was granted an option to purchase up to 200,000 shares of common stock at $3.00 per share. The option vested as to 25% of the shares immediately, with 50,000 shares to vest on each of the following dates:
August 8, 2001, February 2, 2002, and August 8, 2002.

On March 2, 2001, Mr. Bowes sold, transferred, exchanged or otherwise distributed 1,329,720 of the Issuer's common shares.

ITEM 4.    PURPOSE OF TRANSACTION.

On January 31, 2001, Bowesco Incorporated transferred 100,000 shares of the Issuer's common stock to Mr. Bowes and 42,850 shares of the Issuer's common stock to Sharon A. Bowes. In addition, on March 2, 2001, Bowesco Incorporated sold, transferred, exchanged or otherwise distributed 1,329,720 shares of the Issuer's common stock and returned 60,430 shares of the Issuer's common stock for cancellation.

Other than described above, Mr. Bowes does not have any other present plans or proposals which relate to or would result in:



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CUSIP NO. 367220 10 0                                                PAGE 4 OF 5
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           (1)   a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

           (2) any material change in the present capitalization or divided policy of the Issuer;

           (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

           (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

           (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

           (6)   any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Bowes will continue to review his investment in the Issuer and reserve the right to change his intention with respect to any or all of such matters.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) As of March 2, 2001, Mr. Bowes owned of record 100,000 shares (0.8%) of the Issuer's Common Stock and had the right to acquire 50,000 shares. His wife, Sharon A. Bowes, owned 42,850 shares of record (0.3%).

(b) As of March 2, 2001, Mr. Bowes had the sole power to vote and dispose of 150,000 shares (1.2%) of the Issuer's Common Stock and shared power to vote and dispose of 42,850 shares (0.3%).

(c) During the sixty-day period preceding the filing of this Schedule 13D, Mr. Bowes did not have any transactions in the stock of the Issuer, other than those described above in Item 3 and Item 4.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Bowes, except for Sharon A. Bowes to the extent of the 42,850 shares owned of record by her.

(e) Mr. Bowes does not continue to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.



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CUSIP NO. 367220 10 0                                                PAGE 5 OF 5
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         June 7, 2001
                                     ---------------------------------
                                                 Date

                                        /s/ J. Timothy Bowes
                                      --------------------------------
                                                 Signature

                                         J. Timothy Bowes
                                      --------------------------------
                                                 Name/Title


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